SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the Month of May, 2005
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul. Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F                 Form 40-F
                                                         X
                         ---------                 ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                       No
                                                      X
                            ---                       ---

This Form 6-K consists of: A press release issued by Axcan Pharma Inc. on May 4, 2005, entitled "Axcan Reports Second Quarter 2005 Results."

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AXCAN PHARMA INC.

Date: May 4, 2005                           By:     /s/ Jean Vezina
                                                    ------------------
                                            Name:    Jean Vezina
                                            Title:   Vice-President, Finance and
                                                     Chief Financial Officer

[AXCAN LOGO]                                        AXCAN PHARMA, INC.

                                                    597, boul. Laurier
                                                    Mont-Saint-Hilaire (Quebec)
                                                    Canada J3H 6C4

                                                    Tel:  (450) 467-5138
                                                    1 (800) 565-3255
                                                    Fax:  (450) 464-9979

                                                    www.axcan.com

SOURCE:                                                        AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP

NASDAQ SYMBOL (Nasdaq National Market):                                     AXCA

DATE:                                                                May 4, 2005
Press Release for immediate distribution

                    AXCAN REPORTS SECOND QUARTER 2005 RESULTS

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan" or the "Company") announced today operating results for the quarter ended March 31, 2005, the Company's second quarter of the fiscal year ending September 30, 2005. Net sales were $63.4 million compared with $63.2 million in the second quarter of 2004. Research and development expenses increased $4.3 million to $8.3 million for the quarter ended March 31, 2005 from $4.0 million for the corresponding quarter of the preceding fiscal year. Net income for the three-month period ended March 31, 2005 was $5.4 million compared with $12.4 million for the same period of fiscal 2004. Diluted earnings per share were $0.12 compared with $0.24 in 2004 (all amounts stated in U.S. dollars).

"To assure Axcan's long-term growth, we are totally committed to meeting our milestones for the development of ITAX," stated Leon F. Gosselin, President and Chief Executive Officer. "These milestones include completing patient enrolment in our two Phase III clinical trials for this product candidate in June 2005 and completing the clinical trials themselves by September of this year. As a result, our R&D expenses rose to 13% of revenues in the second quarter compared to 10% in the first quarter and to an average of 6%-8% in previous years. This, coupled with an inventory write-down, has had a negative impact on net income and earnings per share for the quarter. We are, however, very pleased with the progress we are making on advancing ITAX to a filing for regulatory approval that should take place by year-end."

RECENT DEVELOPMENTS

PRODUCT LAUNCHES

1000 MG MESALAMINE SUPPOSITORY
In November 2004, Axcan received approval from the U.S. Food and Drug Administration ("FDA") for the use of a new, 1000-milligram mesalamine suppository dosage form, to be administered once-per-day, for the treatment of ulcerative proctitis. Axcan received three-year marketing exclusivity for the new dosage form under the non-patent exclusivity provisions of the Federal Food, Drug and Cosmetic Act. The product was launched in February in the United States under the brand name Canasa 1000mg.

URSO FORTE
In July 2004, Axcan received approval from the FDA for the use of a new, double-strength tablet formulation of URSO (ursodiol, URSO 500mg tablets). This new formulation simplifies the dosing regimen used in the treatment of Primary Biliary Cirrhosis. The product was launched in November 2004 in the United States under the brand name URSO Forte.

PENDING APPROVALS

HELIZIDE
The Company is finalizing the qualification of a manufacturer of biskalcitrate potassium (bismuth salt) a component of the Helizide combination therapy for the eradication of Helicobacter Pylori bacterium. Axcan anticipates FDA re-submission during the 2005 fiscal year. Assuming approval, the Company expects to launch the product in the United States, Canada and Europe during the second half of fiscal 2006.

SALOFALK 750 MG TABLETS
Axcan completed a Phase III trial, for the Canadian market, on the efficacy and safety of a new 750-milligram mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. The Company filed a supplemental New Drug Submission ("sNDS") for approval in Canada in the first quarter of fiscal 2004. Recently, Axcan received a non-approval letter from the Therapeutic Products Directorate ("TPD") of Health Canada containing a list of questions and comments for both the clinical and Chemistry, Manufacturing and Controls ("CMC") aspects of the original sNDS submission. Axcan intends to respond to all questions in the non-approvable letter as well as request a meeting with TPD of Health Canada to discuss their decision.

RESEARCH AND DEVELOPMENT UPDATE

PHASE III STUDIES

ITAX

In May 2004, Axcan obtained the approval of the TPD of Health Canada and Investigational New Drug clearance from the Gastro-intestinal division of the FDA, required to initiate Phase III clinical trials to demonstrate the safety and efficacy of ITAX (itopride hydrochloride) in the treatment of functional dyspepsia.

Enrollment for the two Phase III studies, which are being conducted in North America and Europe, is well underway and should be completed in the third fiscal quarter of 2005. More recently, Axcan announced positive cardiac safety results of a high dose (supratherapeutic) study. In this study, ITAX was shown to have no clinically relevant effects on heart rate, cardiac conduction and cardiac repolarization. Axcan expects to file a New Drug Application during the first quarter of fiscal 2006

Axcan also plans to study ITAX in the treatment of diabetic gastropathy. As previously announced, Axcan believes that, if approved by the FDA, ITAX has the potential to become its largest selling product, and expects to launch this product in the United States, Canada, Germany, U.K. and France in fiscal 2007.

CANASA / SALOFALK  rectal gel
Axcan completed Phase III studies to confirm the efficacy and safety of a new mesalamine rectal gel in the treatment of distal ulcerative colitis. Final results are expected to be available during the second half of fiscal 2005. Assuming the results of the Phase III studies are positive, the Company plans to submit regulatory filings for approvals in the United States and Canada and expects to launch the rectal gel in the United States and Canada in the second half of fiscal 2006.


HEPENAX
L-Ornithine L-Aspartate salt, which is known as HEPENAX, was developed by Merz Pharmaceuticals GmbH in Germany and is licensed to Axcan. The Company intends to further develop HEPENAX in North America and Europe for patients suffering from Porto-Systemic Encephalopathy ("PSE"), a condition used to describe the deleterious effects of liver failure on the central nervous system. The Company plans to conduct a Phase II/III clinical development program for HEPENAX and plans to seek approval of the intravenous formulation to treat the acute symptoms of PSE. The Company initiated its clinical research program in the third quarter of fiscal 2004 and expects to complete such studies in the second half of fiscal 2007.

PHOTOFRIN
PHOTOFRIN is approved in a number of countries for the treatment of different forms of cancers. Axcan is currently investigating the use of PHOTOFRIN for the treatment of cholangiocarcinoma, a serious bile duct (liver) cancer with a high mortality rate. The treatment under investigation combines PHOTOFRIN with PDT and the stenting of the bile ducts. It is anticipated that the proposed Phase III study will start in the third quarter of fiscal 2005.

PRE-CLINICAL, PHASE I AND PHASE II

NCX-1000
The FDA has accepted an Investigational New Drug Application for NCX-1000, a patented, nitric oxide donating derivative of ursodiol, for the treatment of portal hypertension, a late-stage complication of chronic, advanced liver disease. The Phase I clinical development program, which is designed to demonstrate the tolerability and safety of NCX-1000, has been completed. Phase II studies are planned to begin during fiscal 2005.

Ursodiol Disulfate
Axcan recently completed a proof of concept study in rats to evaluate the effect of ursodiol disulfate on the development of colonic tumors. Axcan initiated animal toxicity studies in the fourth quarter of fiscal 2004, which will be followed by clinical Phase I studies. Also, Axcan intends to pursue the development of an intravenous ursodiol disulfate to be used in the domain of organ preservation in liver transplants.

NMK 150
Axcan and Nordmark GmbH, a German pharmaceutical firm, have set up a joint-venture, Norax, in order to develop NMK 150, a new high protease pancrelipase preparation. This product will be developed for the relief of pain in small duct chronic pancreatitis. It is expected that NMK 150 will enter clinical development in the fiscal year 2005.

NMK 250
Norax is also developing NMK 250, a bacterial lipase intended to correct steatorrhea in patients suffering from diverse causes of pancreatic insufficiency (e.g., following surgery for cancer or due to cystic fibrosis). Norax expects to complete the formulation work during the second half of fiscal 2005.


INTERIM FINANCIAL REPORT

This release includes, by reference, the second quarter interim financial report incorporating the financial statements in accordance with both U.S. and Canadian GAAP as well as the full Management Discussion & Analysis ("MD&A") including the reconciliation to Canadian GAAP of the U.S. GAAP presentation. The interim report, including the MD&A and financial statements, is filed with applicable U.S. and Canadian regulatory authorities.

CONFERENCE CALL

Axcan will host a conference call at 4:30 P.M. ET, on May 4, 2005. Interested parties may also access the conference call by way of web cast at www.axcan.com. The telephone numbers to access the conference call are (800) 814-4890 (Canada and United States) or (416) 640-4127 (international). A replay of the call will be available until May 11, 2005. The telephone number to access the replay of the call is (416) 640-1917 code: 21122352.

ABOUT AXCAN PHARMA

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are often identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results , the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian securities regulatory authorities.

The names ITAX, , Salofalk, Hepenax, Helizide, Urso, Urso Forte, Photofrin and Canasa appearing in this press release are trademarks of Axcan Pharma Inc. and its subsidiaries.

                                      -30-

Management  Discussion  and  Analysis  (MD&A),  Financial  Statements  and Notes
Attached

INFORMATION:               David W. Mims
                           Executive Vice President and Chief Operating Officer
                           Axcan Pharma Inc.
                           Tel: (205) 991-8085 ext. 3223

or                         Julie M. Thibodeau
                           Manager, Investor Relations
                           Axcan Pharma Inc.
                           Tel: (450) 467-2600 ext. 2062

                           Web:     www.axcan.com

Management's discussion and analysis of financial condition and results of operations

This discussion should be read in conjunction with the information contained in Axcan's consolidated financial statements and the related notes thereto. All amounts are in U.S. dollars.

Overview

Axcan is a leading speciality pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE, PANZYTRAT and VIOKASE for the treatment of certain gastrointestinal symptoms, related to cystic fibrosis in the case of ULTRASE and PANZYTRAT; URSO 250, URSO FORTE and DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal cancers and other conditions. Axcan has a number of pharmaceutical projects in all phases of development including ITAX for the treatment of functional dyspepsia. In the first quarter of fiscal 2004, Axcan filed a supplemental New Drug Submission for a new 750-milligram Mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. On March 24, 2005, Axcan received a non-approval letter from the Therapeutic Products Directorate of Health Canada containing a list of questions and comments for both the clinical and Chemistry, Manufacturing and Controls aspects of the original New Drug Submission. Axcan intends to respond to all questions in the non-approvable letter as well as request a meeting with Therapeutic Products Directorate of Health Canada.

Axcan reported revenue of $63.4 million, operating income of $8.3 million and net income of $5.4 million for the three-month period ended March 31, 2005. For the six-month period ended March 31,2005, revenue was $124.9 million, operating income was $20.4 million and net income was $13.2 million. Revenue from sales of Axcan's products in the United States was $78.5 million (62.8% of total revenue) for the six-month period ended March 31, 2005, compared to $81.1 million (67.2% of total revenue) for the same period of fiscal 2004. In Canada, revenue was $16.9 million (13.5% of total revenue) for the six-month period ended March 31, 2005, compared to $13.4 million (11.1% of total revenue) for the same period of fiscal 2004. In Europe, revenue was $29.5 million (23.6% of total revenue) for the six-month period ended March 31, 2005, compared to $26.1 million (21.6% of total revenue) for the same period of fiscal 2004.

Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large chain pharmacies. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centres, to whom Axcan sells its products.

Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses some of its products), research and development expenses as well as depreciation and amortization.

Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients; and the extent of Axcan's control over the marketing of its products. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To maintain good relations with wholesalers, Axcan typically gives prior notice of price increases. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

Critical Accounting Policies

Axcan's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the determination of the useful lives or fair value of goodwill and intangible assets. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with U.S. GAAP, a change in the facts and circumstances of an underlying transaction could significantly change the application of our accounting policies to that transaction, which could have an effect on our financial statements. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, the expected cash flows used in evaluating
long-lived  assets,   goodwill  and  investments  for  impairment,   contingency
provisions and other accrued charges. These estimates were made using the historical information available to management. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustment when necessary. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when the product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. In certain circumstances, returns or exchanges of products are allowed under the Company's policy, and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.


Goodwill and Intangible Assets

Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization. Since October 1, 2001, the Company does not amortize goodwill and intangible assets with an indefinite life. However, management evaluates the value of the unamortized portion of goodwill and intangible assets annually, by comparing the carrying value to the future benefits of the Company's activities or the expected sale of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, Axcan has not recognized any significant permanent impairment in value except for an amount of $83,000 of goodwill for the year ended September 30, 2004. Intangible assets with finite life are amortized over their estimated useful lives.

Research and Development Expenses

Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project, with no alternative use, are written off at the time of acquisition.

 Acquisition of Products

On November 18, 2003, the Company acquired the rights to a group of products from Aventis Pharma S.A. ("Aventis"). The $145.0 million purchase price was paid out of Axcan's cash on hand. These products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market (collectively, "AVAX" product line).

On August 29, 2003, the Company acquired an exclusive license for North America, the European Union and Latin America, from Abbott Laboratories ("Abbott") to develop, manufacture and market ITAX, a patented gastroprokinetic drug. Under the terms of this license agreement, the Company paid $10.0 million in cash and assumed $2.0 million in research contract liability. This product is in development, has not reached technological feasibility and has no known alternative uses; therefore, its acquisition was deemed to be acquired in-process research and was expensed in the period of acquisition.

On December 10, 2002, the Company acquired the rights to the Ursodiol 250 mg tablets DELURSAN for the French market from Aventis, for a cash purchase price of $22.8 million.

On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45.0 million.

During a transition period, the seller in some of these acquisition transactions acts as selling agent for the management of these products. For the six-month period ended March 31, 2005, sales of some of these products were still managed in part by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the six-month period ended March 31, 2005 were $1,194,522 ($5,315,913 in 2004), the Company only included in its revenue an amount of $467,078 ($3,440,421 in 2004) representing the net sales less cost of goods sold and other seller related expenses.


Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenue represented by items in Axcan's consolidated statements of operations:


                          For the three-month periods  For the six-month periods
                                ended March 31,              ended March 31,
                          --------------------------   -------------------------
                                 2005          2004          2005          2004
                          ------------   -----------   -----------  ------------
                                    %             %             %             %
Revenue                         100.0         100.0         100.0         100.0
--------------------------------------------------------------------------------

Cost of goods sold               32.3          23.7          29.8          24.5
Selling and administrative
    expenses                     33.1          31.7          33.5          31.8
Research and development
    expenses                     13.1           6.3          11.8           6.6
Depreciation and amortization     8.4           6.6           8.6           6.5
--------------------------------------------------------------------------------
                                 86.9          68.3          83.7          69.4
--------------------------------------------------------------------------------

Operating income                 13.1          31.7          16.3          30.6
--------------------------------------------------------------------------------

Financial expenses                3.0           2.7           2.9           2.8
Interest income                  (0.5)            -          (0.3)         (0.2)
Loss (gain) on foreign exchange  (0.3)          0.4          (0.4)          0.3
--------------------------------------------------------------------------------
                                  1,1           3.1           2.2           2.0
--------------------------------------------------------------------------------

Income before income taxes       10.9          28.6          14.1          27.7
Income taxes                      2.3           8.9           3.5           8.8
--------------------------------------------------------------------------------
Net income                        8.6          19.7          10.6          18.9
================================================================================



Periods ended March 31, 2005 compared to periods ended March 31, 2004


Revenue

For the three-month period ended March 31, 2005, revenue was $63.4 million compared to $63.2 million for the corresponding quarter of the preceding fiscal year, an increase of 0.3%. For the six-month period ended March 31, 2005, revenue was $124.9 million compared to $120.8 million for the corresponding quarter of the preceding fiscal year , an increase of 3.3%. This increase in revenue primarily resulted from the U.S. and Canadian sales of the AVAX product line that was acquired in November 2003.



Cost of goods sold

Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold increased $5.5 million (36.7%) to $20.5 million for the three-month period ended March 31, 2005 from $15.0 million for the corresponding quarter of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the quarter ended March 31, 2005 increased as compared to the corresponding quarter of the preceding fiscal year from 23.7% to 32.3%. For the six-month period ended March 31, 2005, cost of goods sold increased $7.7 million (26.1%) to $37.2 million from $29.5 million for the corresponding period of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the six-month period ended March 31, 2005 increased as compared to the corresponding period of the preceding fiscal year from 24.4% to 29.8%. This increase in the cost of goods sold as a percentage of revenue was due mainly to the write-down of inventory of finished goods with less than twelve months of shelf life. Cost of goods sold includes $3.9 million for the quarter and $4.7 million for the six-month period ended March 31, 2005 related to the write-down of inventory of finished goods for one product line sold in the United States.

Selling and administrative expenses

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $0.9 million (4.5%) to $20.9 million for the three-month period ended March 31, 2005 from $20.0 million for the corresponding quarter of the preceding fiscal year. For the six-month period ended March 31, 2005, selling and administrative expenses increased $3.5 million (9.1%) to $41.9 million from $38.4 million for the corresponding period of the preceding fiscal year. This increase is mainly due to an increase in our sales force in preparation for additional products to be marketed, including ITAX, and additional marketing efforts on our current products.

Research and development expenses

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf as well as the salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses increased $4.3 million (107.5%) to $8.3 million for the quarter ended March 31, 2005 from $4.0 million for the corresponding quarter of the preceding fiscal year. For the six-month period ended March 31, 2005, research and development expenses increased $6.8 million (86.1%) to $14.7 million from $7.9 million for the corresponding period of the preceding fiscal year. This increase is mainly due to the Company's decision to accelerate the development of ITAX, acquired in August 2003, for the treatment of functional dyspepsia.

Depreciation and amortization

Depreciation and amortization consists principally of the amortization of intangible assets with a finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization increased $1.1 million (26.2%) to $5.3 million for the quarter ended March 31, 2005 from $4.2 million for the corresponding quarter of the preceding fiscal year. For the six-month period ended March 31, 2005, depreciation and amortization increased $2.8 million (35.4%) to $10.7 million from $7.9 million for the corresponding period of the preceding fiscal year. The increase is mainly due to the amortization of the AVAX product line acquired from Aventis on November 18, 2003 and of PANZYTRAT which was reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2004.

Financial expenses

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses increased $0.2 million (11.8%) to $1.9 million for the quarter ended March 31, 2005 from $1.7 million for the corresponding quarter of the preceding fiscal year. For the six-month period ended March 31, 2005, financial expenses increased $0.3 million (8.8%) to $3.7 million from $3.4 million for the corresponding period of the preceding fiscal year.

Income Taxes

Income taxes amounted to $1.5 million for the quarter ended March 31, 2005, compared to $5.7 million for the quarter ended March 31, 2004. The effective tax rates were 21.7% for the quarter ended March 31, 2005 and 31.3% for the quarter ended March 31, 2004. The decrease in effective tax rate is mainly due to the research and development tax credits, deducted from the income taxes expense, of $0.5 million for the quarter ended March 31, 2005 compared to $0.1 million for the corresponding quarter of the preceding fiscal year. For the six-month period ended March 31, 2005, income taxes amounted to $4.4 million compared to $10.6 million for the corresponding period of the preceding fiscal year. The effective tax rates were 25.0% for the six-month period ended March 31, 2005 and 31.7% for the six-month period ended March 31, 2004. The decrease in effective tax rate is mainly due to the research and development tax credits, deducted from the income taxes expense, of $1.1 million for the six-month period ended March 31, 2005 compared to $0.3 million for the corresponding period of the preceding fiscal year

The income tax expense and corresponding tax rate are summarized in the following tables:


Income tax expense        For the three-month period   For the six-month period
                                 ended March 31             ended March 31
                         ---------------------------- --------------------------
                                 2005           2004        2005           2004
                         -------------  ------------- -----------  -------------
                                    $              $           $              $

Income tax                      2,049          5,758       5,478         10,937
Research and development
  tax credits                    (546)          (104)     (1,081)          (322)

--------------------------------------------------------------------------------

Income tax expense              1,503          5,654       4,397         10,615
================================================================================




Income tax rate           For the three-month period   For the six-month period
                                 ended March 31             ended March 31
                         ---------------------------- --------------------------
                                 2005           2004        2005           2004
                         -------------  ------------- -----------  -------------
                                    %              %           %              %

Income tax                       29.6           31.9        31.2           32.7
Research and development
  tax credits                    (7.9)          (0.6)       (6.2)          (1.0)

--------------------------------------------------------------------------------

Effective tax rate              21.7           31.3       25.07           31.7
================================================================================



Net income

Net income was $5.4 million or $0.12 of basic and diluted income per share, for the quarter ended March 31, 2005, compared to $12.4 million or $0.27 of basic income per share and $0.24 of diluted income per share for the corresponding quarter of the preceding year. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 45.2 million for the quarter ended March 31, 2004 to 45.6 million for the quarter ended March 31, 2005, following the exercise of options previously granted pursuant to Axcan's stock option plan. The weighted average number of common shares used to establish the diluted per share amounts increased from 55.1 million for the quarter ended March 31, 2004 to 55.4 million for the quarter ended March 31, 2005.

Net income was $13.2 million or $0.29 of basic income per share and $0.28 of diluted income per share, for the six-month period ended March 31, 2005, compared to $22.9 million or $0.51 of basic income per share and $0.46 of diluted income per share for the corresponding period of the preceding year.


Canadian GAAP

The differences (in thousands of dollars) between U.S. and Canadian GAAP which affect net income for the periods ended March 31, 2005 and 2004 are summarized in the following table:

                         For the three-month period   For the six-month period
                                ended March 31,             ended March 31,
                        ---------------------------- --------------------------
                               2005            2004        2005           2004
                        ------------      ---------- -----------     ----------
                                   $              $            $              $
Net income in accordance
  with U.S.GAAP                5,425         12,421       13,179         22,856

Implicit interest on
  convertible debt            (1,120)        (1,023)      (2,243)        (2,049)
Stock-based compensation
  expense                     (1,131)             -        (2,431)
Amortization of new
  products acquisition costs     (12)           (13)         (26)           (26)
Income tax impact of
  the above adjustments          135              5          140             10
--------------------------------------------------------------------------------
Net earnings in accordance
  with Canadian GAAP           3,297         11,390        8,619         20,791
================================================================================



On March 5, 2003, the Company closed an offering of $125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, an amount of $24,238,899 was included in shareholders' equity as equity component of the convertible debt and an amount of $100,761,101 was included in long-term debt, as the liability component of the convertible notes. For the six-month period ended March 31, 2005, implicit interest in the amount of $2,242,724 ($2,049,057 in 2004) was accounted for and added to the liability component.

Since  October  1,  2004,   under  Canadian  GAAP,  the  effect  of  stock-based
compensation has to be accounted for using the fair value method.

Under Canadian GAAP, research and development expenses are stated net of related tax credits which generally constitute between 10% and 15% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.


Liquidity and capital resources

Axcan's cash, cash equivalents and short-term investments increased $22.4 million (59.1%) to $60.3 million at March 31, 2005 from $37.9 million at September 30, 2004. As of March 31, 2005, working capital was $109.6 million, compared to $87.7 million at September 30, 2004. These increases are mainly due to the cash flows from operating activities of the six-month period ended March 31, 2005.

Total assets increased $22.7 million (3.7%) to $632.3 million as of March 31, 2005 from $609.6 million as of September 30, 2004. Shareholders' equity increased $20.2 million (5.2%) to $412.3 million as of March 31, 2005 from $392.1 million as of September 30, 2004.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity and convertible debt, cash flows from operating activities, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and $125.0 million from sales of convertible notes. Furthermore, Axcan has borrowed and since repaid funds from financial institutions to finance the acquisition of Axcan Scandipharm Inc. and from Schwarz Pharma Inc., a former joint venture partner, to finance the acquisition of Axcan URSO.

Axcan's research and development expenses totalled $19.9 million for fiscal 2004 and $14.7 million for the six-month period ended March 31, 2005. Axcan believes that cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that these will also significantly contribute to an increase in funds provided by operations. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.


Line of credit

Since September 22, 2004, the Company has had an amended credit facility with a banking syndicate. The amended credit facility consists in a $125.0 million
364-day extendible revolving facility with a two-year term-out option maturing on September 22, 2007.

The credit facility is secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a covenant limiting cash dividends, share repurchases (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders to 10% of the Company's net income for the preceding fiscal year. As of March 31, 2005, Axcan was in compliance with all covenants under the credit facility.

The interest rate varies, depending on the Company's leverage, between 25 basis points and 100 basis points over Canadian prime rate or U.S. base rate, and between 125 basis points and 200 basis points over the LIBOR rate or bankers acceptances. The credit facility may be drawn in U.S. dollars or in Canadian dollar equivalents. As of March 31, 2005, there was no amount outstanding under this credit facility.


Convertible subordinated notes and other long-term debt

Long-term debt including instalments due within one year totalled $129.0 million as of March 31, 2005 compared to $129.7 million as of September 30, 2004. As of March 31, 2005, the long-term debt included, $1.9 million of bank loans, $2.1 million of obligations under capital leases contracted by Axcan's French subsidiary and the $125.0 million 4 1/4% convertible subordinated notes due 2008 which were issued on March 5, 2003.

The notes are convertible into 8,924,113 common shares during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The notes are also convertible during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. The note holders may also convert their notes upon the occurrence of specified corporate transactions or if the Company has called the notes for redemption. On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following certain changes in tax treatment.


Cash Flows

Cash flows from operating activities decreased $0.2 million from $18.3 million of cash provided by operating activities for the quarter ended March 31, 2004 to $18.1 million for the quarter ended March 31, 2005. Cash flows from operating activities increased $9.7 million from $17.1 million of cash provided by operating activities for the six-month period ended March 31, 2004 to $26.8 million for the six-month period ended March 31, 2005. This increase is mainly due to the fact that the accounts receivable and inventories remained relatively stable during the six-month period ended March 31, 2005 compared to the corresponding period of the previous fiscal year when they increased following the increase in sales and the acquisition of new products. Cash flows used by financing activities were $0.1 million for the quarter ended March 31, 2005 and $1.0 million for the six-month period ended March 31, 2005. Cash flows used for investment activities for the quarter ended March 31, 2005 were $3.2 million mainly due to the net cash used for the acquisition of property, plant and equipment for $1.8 million and the acquisition of short term investments for $1.4 million. Cash flows from investment activities for the six-month period ended March 31, 2005 were $7.8 million mainly due to the net disposal of short-term investments of $11.4 million less the cash used for the acquisition of property plant and equipment for $3.6 million. Cash flows used for investment activities for the six-month period ended March 31, 2004 were $22.1 million mainly due to the net cash used for the acquisition of intangible assets for $145.6 million with the proceeds from the disposal of short-term investments.


Off-Balance Sheet Arrangements

Axcan does not have any transactions, arrangements and other relationships with unconsolidated entities that are likely to affect its operating results, its liquidity or capital resources. Axcan has no special purpose or limited purpose entities that provide off balance sheet financing, liquidity or market or credit risk support, engage in leasing, hedging, research and development services, or other relationships that expose the Company to liability that is not reflected on the face of the consolidated financial statements.


Contractual Obligations

The following table summarizes Axcan's significant contractual obligations (in thousands of dollars) as of March 31, 2005 and the effect such obligations are expected to have on our liquidity and cash flows in future years. This table excludes amounts already recorded on the balance sheet as current liabilities at March 31, 2005 or certain other purchase obligations as discussed below:

                           For the twelve-month period ending March 31,
                    ------------------------------------------------------------
                                                                       2010 and
                        2006         2007         2008         2009   thereafter
                    ---------   ----------   ----------   ---------- -----------
                            $            $            $            $           $
Long-term debt         1,793          967      125,782          267         168
Operating leases       1,199          139          102           64          79
Other commitments      1,579          150          150          150          --
                    ---------   ----------   ----------   ---------- -----------
                       4,571        1,256      126,034          481          247
                    =========   ==========   ==========   ========== ===========

Purchase orders for raw materials, finished goods and other goods and services are not included in the above table. Management is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For the purpose of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Axcan's purchase orders are based on current needs and are fulfilled by our vendors with relatively short timetables. The Company does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short-term expected requirements. Axcan also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty except for a sales management services contract included in the above table. As milestone payments are primarily contingent on receiving regulatory approval for products under development, they do not have defined maturities.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, or for some obligations, changes to agreed-upon amounts.


Effect of recently issued U.S. accounting pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board Opinion ("APB") No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25. As allowed by SFAS No. 123, the Company elected to continue to utilize the accounting method prescribed by APB No. 25 and applies the disclosure requirements of SFAS No. 123.

On March 31, 2004, the FASB issued an Exposure Draft, "Share-Based Payment, an Amendment of FASB Statements No. 123 and 95". The Exposure Draft would require all entities to recognize compensation cost for share-based awards, including options, granted to employees. The proposed Statement would eliminate the ability to account for share-based compensation transactions using APB No. 25, "Accounting for Stock Issued to Employees", and generally would require instead that such transactions be accounted for using a fair-value based method. Public companies would be required to measure stock-based compensation classified as equity by valuing the instrument the employee receives at its grant-date fair value. Share-based awards classified as liabilities, would be measured at fair value and remeasured at fair value at each reporting period. Currently such awards are measured at intrinsic value under both APB No. 25 and SFAS 123, "Accounting for Stock-Based Compensation". The Company would apply the proposed Statement for fiscal years beginning after June 15, 2005 using the modified prospective transition approach.

During the September 2004 meeting of the Emerging Issues Task Force ("EITF") a consensus was reached on EITF Issue 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share". The EITF 04-8 requires Companies to include certain convertible debt and equity instruments, that were previously excluded, into their calculations of diluted earnings per share. The EITF concluded that Issue 04-8 will be effective for periods ending after December 15, 2004, and must be applied by restating all periods during which time the applicable convertible instruments were outstanding. The 4 1/4% convertible subordinated notes, issued in 2003 will always be included in the Company's diluted earnings per share calculation.

Earnings coverage

Under U.S. GAAP, for the twelve months ended March 31, 2005, our interest requirements amounted to $6.3 million on a pro-forma basis and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro-forma interest requirements, was 9.8 to one.

Under Canadian GAAP, for the twelve months ended March 31, 2005, our interest requirements amounted to $11.0 million on a pro-forma basis, and our earnings coverage ratio was 5.5 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $4.7 million as required by Canadian GAAP.


Risk Factors

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan's results of operations.


Foreign Currency Risk

Axcan operates internationally; however, a substantial portion of the revenue and expense activities and capital expenditures are transacted in U.S. dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.


Interest Rate Risk

The primary objective of Axcan's investment policy is the protection of capital. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk, and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.


Supply and Manufacture

Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products, and its sales and profitability would be adversely affected.


Volatility of Share Prices

The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities can have a significant effect on the trading price of Axcan's shares.


Forward-looking Statements

This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent that any statements in this document contain information that is not historical, the statements are essentially forward-looking and are often identified by words such as "anticipate", "expect", "estimate", "intend", "project", "plan" and "believe". These forward-looking statements include, but are not limited to, the expected sales growth of the Company's products and the expected increase in funds from operations resulting from the Company's research and development expenditures. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including but not limited to the successful and timely completion of clinical studies, the difficulty of predicting FDA or other regulatory approvals, the commercialization of a drug or therapy after regulatory approval is received, the difficulty of predicting acceptance and demand for pharmaceutical  products,  the impact of competitive  products and pricing,  new product development and launch, the availability of raw materials, the protection of our intellectual property, fluctuations in our operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Securities Commissions. The reader is cautioned not to rely on these forward looking statements. The Company disclaims any obligation to update these forward-looking statements.


This MD&A has been prepared as of April 3, 2005. Additional information on the Company is available through regular filing of press releases, quarterly financial statements and Annual Information Form on the SEDAR website.



On behalf of Management,
(signed)
Jean Vezina
Vice President, Finance and Chief Financial Officer

AXCAN PHARMA INC.
Consolidated Balance Sheets
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)

                                                   March 31,      September 30,
                                                       2005               2004
                                              ---------------    ---------------
                                              (unaudited)
ASSETS                                                      $                  $

Current assets
  Cash and cash equivalents                          55,784             21,979
  Short-term investments available for sale           4,495             15,922
  Accounts receivable                                49,892             46,585
  Income taxes receivable                             6,995              9,196
  Inventories (Note 4)                               35,670             37,270
  Prepaid expenses and deposits                       3,859              3,494
  Deferred income taxes                               6,467              4,586
--------------------------------------------------------------------------------
Total current assets                                163,162            139,032

Property, plant and equipment, net                   32,482             31,252
Intangible assets, net (Note 5)                     404,352            407,875
Goodwill, net                                        27,467             27,467
Deferred debt issue expenses, net                     3,126              3,088
Deferred income taxes                                 1,676                930
--------------------------------------------------------------------------------
Total assets                                        632,265            609,644
================================================================================

LIABILITIES

Current liabilities
  Accounts payable and accrued liabilities           48,553             47,917
  Income taxes payable                                1,921                731
  Instalments on long-term debt                       1,793              1,778
 Deferred income taxes                                1,271                936
--------------------------------------------------------------------------------
Total current liabilities                            53,538             51,362

Long-term debt                                      127,184            127,916
Deferred income taxes                                39,267             38,290
--------------------------------------------------------------------------------
Total liabilities                                   219,989            217,568
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Capital stock
  Series A preferred shares, without par value,
    shares authorized: 14,175,000; no shares
    issued.
  Series B preferred shares, without par value,
    shares authorized: 12,000,000; no shares
    issued.
  Common shares, without par value, unlimited
    shares authorized; 45,618,251 issued as at
    March 31, 2005 and 45,562,336 as at
    September 30, 2004.                             261,200            260,643
Retained earnings                                   125,541            112,362
Contributed surplus                                   1,110                  -
Accumulated other comprehensive income               24,425             19,071
--------------------------------------------------------------------------------
Total shareholders' equity                          412,276            392,076
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity          632,265            609,644
================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual
  Consolidated Financial Statements.

AXCAN PHARMA INC.
Consolidated Statements of Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars,
  except share related data)                              For the          For the           For the          For the
(unaudited)                                               three-month      three-month       six-month        six-month
                                                          period ended     period ended      period ended     period ended
                                                          March 31,        March 31,         March 31,        March 31,
                                                          2005             2004              2005             2004
                                                          ---------------  ----------------  ---------------  ----------------
Common shares (number)
Balance, beginning of period                                  45,581,050        45,061,531       45,562,336        45,004,320
Exercise of options                                               37,201           266,571           55,915           323,782
------------------------------------------------------------------------------------------------------------------------------

Balance, end of period                                        45,618,251        45,328,102       45,618,251        45,328,102
==============================================================================================================================

                                                                       $                 $                $                 $
Common shares
Balance, beginning of period                                     260,799           256,178          260,643           255,743
Exercise of options                                                  401             2,389              557             2,824
------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                           261,200           258,567          261,200           258,567
------------------------------------------------------------------------------------------------------------------------------

Retained earnings
Balance, beginning of period                                     120,116            74,069          112,362            63,634
Net income                                                         5,425            12,421           13,179            22,856
-----------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                           125,541            86,490          125,541            86,490
------------------------------------------------------------------------------------------------------------------------------

Contributed surplus
Balance, beginning of period                                         980                 -                -                 -
Income tax savings on stocks
  options exercise                                                   130                 -            1,110                 -
------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                             1,110                 -            1,110                 -
------------------------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive
  income (loss)
Balance, beginning of period                                      29,919            20,161           19,071            11,634
Foreign currency translation adjustments                          (5,494)           (2,266)           5,354             6,261
------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                            24,425            17,895           24,425            17,895
------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                       412,276           362,952          412,276           362,952
==============================================================================================================================

Comprehensive income (loss)
Foreign currency translation adjustments                          (5,494)           (2,266)           5,354             6,261
Net income                                                         5,425            12,421           13,179            22,856
------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                           (69)           10,155           18,533            29,117
==============================================================================================================================



See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual
  Consolidated Financial Statements.


AXCAN PHARMA INC.
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars)                       For the           For the           For the          For the
(unaudited)                                          three-month       three-month       six-month        six-month
                                                     period ended      period ended      period ended     period ended
                                                     March 31,         March 31,         March 31,        March 31,
                                                     2005              2004              2005             2004
                                                     ---------------   ---------------   ---------------  ----------------
Operations                                                        $                 $                 $                 $
Net income                                                    5,425            12,421            13,179            22,856
Non-cash items
  Amortization of deferred debt issue expenses                  275               258               550               516
  Other depreciation and amortization                         5,330             4,196            10,694             7,919
  Loss (gain) on disposal of assets                               -               (47)                -                40
  Foreign currency fluctuation                                 (126)             (120)             (142)             (120)
  Deferred income taxes                                      (1,886)            1,582            (1,285)            2,885
  Share in net loss of joint ventures                             -                60                 -                60
  Changes in working capital items
    Accounts receivable                                      (2,646)           (2,429)           (2,784)          (11,293)
    Income taxes receivable                                   3,383             1,241             2,701            (1,365)
    Inventories                                               3,418               203             2,293            (8,173)
    Prepaid expenses and deposits                               550               419              (172)             (630)
    Accounts payable and accrued liabilities                  4,825             6,203              (424)            4,817
    Income taxes payable                                       (451)           (5,733)            2,304              (410)
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                         18,097            18,254            26,914            17,102
----------------------------------------------------------------------------------------------------------------------------
Financing
  Repayment of long-term debt                                  (488)             (408)             (957)             (950)
  Deferred debt issue expenses                                    -                 -              (589)                -
  Issue of shares                                               401             2,389               557             2,824
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                            (87)            1,981              (989)            1,874
---------------------------------------------------------------------------------------------------------------------------
Investment
  Acquisition of short-term investments                      (1,395)                -            (1,395)                -
  Disposal of short-term investments                              -             2,030            12,822           128,390
  Disposal of investments                                         -             1,101                 -             1,239
  Acquisition of property, plant and equipment               (1,752)           (4,151)           (3,586)           (6,514)
  Disposal of property, plant and equipment                       -                52                 -               378
  Acquisition of intangible assets                              (14)              (14)              (22)         (145,604)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investment activities                        (3,161)             (982)            7,819           (22,111)
---------------------------------------------------------------------------------------------------------------------------
Foreign exchange gain (loss) on cash
  held in foreign currencies                                   (114)              (32)               61               199
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash
  and cash equivalents                                       14,735            19,221            33,805            (2,936)
Cash and cash equivalents, beginning of period               41,049            15,616            21,979            37,773
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                     55,784            34,837            55,784            34,837
===========================================================================================================================
Additional information
  Interest received                                             286                64               385               284
  Interest paid                                                 176                72             2,874             3,438
  Income taxes paid                                           2,103            10,421             3,372            11,373
===========================================================================================================================


See the accompanying notes to the Consolidated Financial Statements. These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


AXCAN PHARMA INC.
Consolidated Statements of Operations
--------------------------------------------------------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related    For the            For the             For the            For the
  data) (unaudited)                                    three-month        three-month         six-month          six-month
                                                       period ended       period ended        period ended       period ended
                                                       March 31,          March 31,           March 31,          March 31,
                                                       2005               2004                2005               2004
                                                       ----------------   ----------------    ---------------    ---------------
                                                                     $                  $                  $                  $

REVENUE                                                         63,364             63,192            124,947            120,757
--------------------------------------------------------------------------------------------------------------------------------

Cost of goods sold                                              20,469             14,972             37,226             29,544
Selling and administrative expenses                             20,948             20,043             41,905             38,410
Research and development expenses                                8,313              3,991             14,702              7,924
Depreciation and amortization                                    5,330              4,196             10,694              7,919
--------------------------------------------------------------------------------------------------------------------------------
                                                                55,060             43,202            104,527             83,797
--------------------------------------------------------------------------------------------------------------------------------

Operating income                                                 8,304             19,990             20,420             36,960
.................................................................................................................................

Financial expenses                                               1,869              1,706              3,656              3,387
Interest income                                                   (286)               (55)              (372)              (246)
Loss (gain) on foreign currency                                   (207)               264               (440)               348
--------------------------------------------------------------------------------------------------------------------------------
                                                                 1,376              1,915              2,844              3,489
--------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                       6,928             18,075             17,576             33,471
Income taxes                                                     1,503              5,654              4,397             10,615
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                       5,425             12,421             13,179             22,856
--------------------------------------------------------------------------------------------------------------------------------

Income per common share
  Basic                                                           0.12               0.27               0.29               0.51
  Diluted                                                         0.12               0.24               0.28               0.46
--------------------------------------------------------------------------------------------------------------------------------

Weighted average number of common shares
  Basic                                                     45,599,780         45,188,011         45,582,668         45,105,013
  Diluted                                                   55,442,988         55,124,302         55,367,112         54,802,916
--------------------------------------------------------------------------------------------------------------------------------




See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual
  Consolidated Financial Statements.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(amounts in tables are stated in thousands of U.S. dollars, except share related data)
(unaudited)

1.  Significant Accounting Policies

The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2004 except for the change mentioned in note 2. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2004. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with regulatory authorities.

2.  Change in Accounting Policies

During the September 2004 meeting of the Emerging Issues Task Force ("EITF") a consensus was reached on EITF Issue 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share". The EITF 04-8 requires companies to include certain convertible debt and equity instruments, that were previously excluded, into their calculations of diluted earnings per share. The EITF concluded that Issue 04-8 is effective for periods ending after December 15, 2004, and must be applied by restating all periods during which time the applicable convertible instruments were outstanding. The 4.25% convertible subordinated notes issued in 2003, is therefore included in the Company's diluted income per share calculation. For the six-month period ended March 31, 2005, the weighted number of common shares used in the calculation of the diluted income per share has been increased from 50,316,477 to 54,802,916 and the diluted income per share has been reduced from $ 0,48 to $ 0,46.

3.  Product Acquisition

On November 18, 2003, the Company acquired the rights to a group of products from Aventis Pharma S.A. for a cash purchase price of $145,000,000. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. On December 3, 2002, the Company acquired the worldwide rights to the Panzytrat enzyme product line from Abbott Laboratoires.

During a transition period, the sellers may act as agents for the management of the products sales. For the six-month period ended March 31, 2005, a portion of the sales of some of these products is still managed by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the six-month period ended March 31, 2005 were $1,194,522 ($5,315,913 in 2004), the Company only included in its revenue an amount of $467,078 ($3,440,421 in 2003) representing the net sales less cost of goods sold and other seller related expenses.


4. Inventories

                                               March 31,         September 30,
                                                   2005                  2004
                                        ----------------        ---------------
                                                      $                      $

Raw materials and packaging material             11,176                10,311
Work in progress                                  1,890                 1,781
Finished goods                                   22,604                25,178
------------------------------------------------------------------------------
                                                 35,670                37,270
================================================================================

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(amounts in tables are stated in thousands of U.S. dollars, except share related data)(unaudited)


5. Intangible Assets

--------------------------------------------------------------------------------
                                              March 31, 2005
--------------------------------------------------------------------------------
                                               Accumulated
                                Cost           amortization           Net
--------------------------------------------------------------------------------
                                      $                  $                 $
Trademarks, trademark
licenses and manufacturing
rights with a:
  Finite life                  340,089             38,007           302,082
  definite life                114,687             12,417           102,270
--------------------------------------------------------------------------------
                               454,776             50,424           404,352
================================================================================

--------------------------------------------------------------------------------
                                            September 30, 2004
--------------------------------------------------------------------------------
                                               Accumulated
                                Cost           amortization           Net
--------------------------------------------------------------------------------
                                       $                  $                 $
Trademarks, trademark
licenses and manufacturing
rights with a:
  Finite life                   280,034             29,869           250,165
  Indefinite life               170,127             12,417           157,710
--------------------------------------------------------------------------------
                                450,161             42,286           407,875
================================================================================


The cost of the product PANZYTRAT has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to this product and resulting in the modification of its useful life. The net cost of this product as of October 1, 2004, which amounted to $56,817,802, is therefore amortized over a 25-year period.

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(amounts in tables are stated in thousands of U.S. dollars, except share related data) (unaudited)


6.  Segmented Information



The Company considers that it operates in a single reportable segment, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.



The Company operates in the following geographic areas:



                                               For the            For the            For the           For the
                                               three-month        three-month        six-month         six-month
                                               period ended       period ended       period ended      period ended
                                               March 31,          March 31,          March 31,         March 31,
                                               2005               2004               2005              2004
                                               ---------------    ---------------    ---------------   ----------------
                                                            $                  $                  $                  $
Revenue
  Canada
    Domestic sales                                      7,710              6,865             16,900             13,417
    Foreign sales                                           -                  -                  -                  -
  United States
    Domestic sales                                     39,100             41,958             76,128             79,769
    Foreign sales                                       1,182              1,363              2,339              1,363
  Europe
    Domestic sales                                     12,525             11,877             24,268             24,522
    Foreign sales                                       2,769              1,060              5,192              1,589
  Other                                                    78                 69                120                 97
--------------------------------------------------------------------------------------------------------------------------
                                                       63,364             63,192            124,947            120,757
==========================================================================================================================



                                                                                          March 31,       September 30,
                                                                                               2005               2004
                                                                                     ---------------   ----------------
                                                                                                  $                  $
Property, plant, equipment, intangible assets and goodwill
Canada                                                                                       40,109             40,401
United States                                                                               129,556            131,242
Europe                                                                                      265,803            265,417
Other                                                                                        28,833             29,534
-----------------------------------------------------------------------------------------------------------------------
                                                                                            464,301            466,594
==========================================================================================================================




Revenue is attributed to geographic segments based on the sales country of origin.

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(amounts in tables are stated in thousands of U.S. dollars, except share related data) (unaudited)


7. Financial Information Included in the Consolidated Statement of Operations

a) Financial expenses

                                                  For the           For the            For the            For the
                                                  three-month       three-month        six-month          six-month
                                                  period ended      period ended       period ended       period ended
                                                  March 31,         March 31,          March 31,          March 31,
                                                  2005              2004               2005               2004
                                                  ---------------   ----------------   ---------------    ---------------
                                                               $                  $                 $                  $

Interest on long-term debt                                 1,448              1,347             2,882              2,729
Bank charges                                                  41                 54                48                 78
Financing fees                                               105                 47               176                 64
Amortization of deferred debt issue expenses                 275                258               550                516
-------------------------------------------------------------------------------------------------------------------------
                                                           1,869              1,706             3,656              3,387
=========================================================================================================================


b) Selling and administrative expenses

     Selling and administrative expenses include the followings:


                                                  For the           For the            For the            For the
                                                  three-month       three-month        six-month          six-month
                                                  period ended      period ended       period ended       period ended
                                                  March 31,         March 31,          March 31,          March 31,
                                                  2005              2004               2005               2004
                                                  ---------------   ----------------   ---------------    ---------------
                                                               $                  $                 $                  $

Shipping and handling expenses                             1,271              1,245             2,275              2,225
Advertising expenses                                       4,104              3,537             8,729              6,380


c)    Other information

                                                  For the           For the            For the            For the
                                                  three-month       three-month        six-month          six-month
                                                  period ended      period ended       period ended       period ended
                                                  March 31,         March 31,          March 31,          March 31,
                                                  2005              2004               2005               2004
                                                  ---------------   ----------------   ---------------    ---------------
                                                               $                  $                 $                  $

Rental expenses                                              287                274               574                548
Depreciation of property, plant and equipment              1,298                789             2,599              2,039
Amortization of intangible assets                          4,032              3,407             8,095              5,880
Share in net loss of joint ventures                            -                 60                 -                 60
Investments tax credits applied against
current income taxes                                         546                104             1,081                322

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(amounts in tables are stated in thousands of U.S. dollars, except share related data) (unaudited)



7. Financial Information Included in the Consolidated Statement of Operations (continued)

d) Income per common share



The following tables reconcile the numerators and the denominators of the basic and diluted income per common share computations:

                                                    For the            For the            For the           For the
                                                    three-month        three-month        six-month         six-month
                                                    period ended       period ended       period ended      period ended
                                                    March 31,          March 31,          March 31,         March 31,
                                                    2005               2004               2005              2004
                                                    ---------------    ---------------    ---------------   --------------
                                                                 $                  $                  $                $
Net income available to common shareholders
  Basic                                                      5,425             12,421             13,179           22,856
  Financial expenses relating to the
    convertible subordinated notes                           1,055              1,071              2,134            2,150
--------------------------------------------------------------------------------------------------------------------------
Net income available to common shareholders
 on a diluted basis                                          6,480             13,492             15,313           25,006
=========================================================================================================================



                                                   For the            For the            For the            For the
                                                   three-month        three-month        six-month          six-month
                                                   period ended       period ended       period ended       period ended
                                                   March 31,          March 31,          March 31,          March 31,
                                                   2005               2004               2005               2004
                                                   ----------------   ---------------    ---------------    ---------------

Weighted average number of common shares
Weighted average number of common shares
  outstanding                                          45,599,780         45,188,011         45,582,668         45,105,013
Effect of dilutive stocks options                         919,095          1,012,178            860,331            773,790
Effect of dilutive convertible subordinated notes       8,924,113          8,924,113          8,924,113          8,924,113
---------------------------------------------------------------------------------------------------------------------------
Adjusted weighted average number of common
  shares outstanding                                   55,442,988         55,124,302         55,367,112         54,802,916
---------------------------------------------------------------------------------------------------------------------------
Number of common shares outstanding as at April 30, 2005                                     45,620,283
===========================================================================================================================


Options to purchase 271,200 and 404,950 common shares were outstanding as at March 31, 2005 and 2004 respectively but were not included in the computation of diluted income per share for the six-month periods ended March 31, 2005 and 2004 respectively because the exercise price of the options was greater than the average market price of the common shares.

The $125.0 million subordinated notes are convertible into 8,924,113 common shares. The noteholders may convert their notes during any quarterly conversion period if the closing price per share for at the least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The noteholders may also convert their notes during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. Finally, the noteholders may also convert their notes upon the occurrence of specified corporate transactions or, if the company has called the notes for redemption. On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following some changes in tax treatment.

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(amounts in tables are stated in thousands of U.S. dollars, except share related data) (unaudited)

7. Financial Information Included in the Consolidated Statement of Operations (continued)

e)   Employee benefit plan

     A subsidiary of the Company has a defined contribution plan ("The Plan") for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay and up to limits set by the U.S. Internal Revenue Service. For the six-month period ended March 31, 2005, the Company made matching contributions to the Plan totalling $272,185 ($151,943 in 2004).

8.   Stock Options

     The estimated fair value of stock options at the time of grant using the Black-Scholes option pricing model was as follows:

                                               For the            For the            For the           For the
                                               three-month        three-month        six-month         six-month
                                               period ended       period ended       period ended      period ended
                                               March 31,          March 31,          March 31,         March 31,
                                               2005               2004               2005              2004
                                               ---------------    ---------------    ---------------   ----------------

Fair value per option                                   $7.45              $8.71              $7.09              $6.34
Assumptions used
Expected volatility                                       43%                44%                43%                44%
Risk-free interest rate                                 3.76%              3.67%              4.08%              4.28%
Expected option life (years)                                6                  6                  6                  6
Expected dividend                                           -                  -                  -                  -



The Company's net income, basic income per share and diluted income per share would have been reduced on a pro-forma basis as follows:


                                                For the           For the            For the            For the
                                                three-month       three-month        three-month        three-month
                                                period ended      period ended       period ended       period ended
                                                March 31,         March 31,          March 31,          March 31,
                                                2005              2005               2004               2004
                                                ---------------   ----------------   ----------------   ---------------
                                                   As reported          Pro-forma        As reported         Pro-forma
                                                ---------------   ----------------   ----------------   ---------------
                                                             $                  $                  $                 $

Net income                                               5,425              4,424             12,421            11,282
Basic income per share                                    0.12               0.10               0.27              0.25
Diluted income per share                                  0.12               0.10               0.24              0.22



                                                For the           For the            For the            For the
                                                six-month         six-month          six-month          six-month
                                                period ended      period ended       period ended       period ended
                                                March 31,         March 31,          March 31,          March 31,
                                                2005              2005               2004               2004
                                                ---------------   ---------------    ---------------    ---------------
                                                ---------------   ---------------    ---------------    ---------------
                                                   As reported         Pro-forma        As-reported          Pro-forma
                                                ---------------   ---------------    ---------------    ---------------
                                                             $                 $                  $                  $

Net income                                              13,179            10,878             22,856             20,747
Basic income per share                                    0.29              0.24               0.51               0.46
Diluted income per share                                  0.28              0.24               0.46               0.42



AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(amounts in tables are stated in thousands of U.S. dollars, except share related data) (unaudited)

9. Summary of Differences Between Generally Accepted Accounting Principles in the United States and in Canada

The consolidated interim financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all materials respects with Canadian GAAP, except as set forth below:

                                                         For the            For the            For the            For the
                                                         three-month        three-month        six-month          six-month
                                                         period ended       period ended       period ended       period ended
                                                         March 31,          March 31,          March 31,          March 31,
                                                         2005               2004               2005               2004
                                                         ---------------    ---------------    ---------------    ---------------
Operations adjustments                                                $                  $                  $                  $

Net income in accordance with U.S. GAAP                           5,425             12,421             13,179             22,856
  Implicit interest on convertible debt                          (1,120)            (1,023)            (2,243)            (2,049)
  Stock-based compensation expense                               (1,131)                 -             (2,431)                 -
  Amortization of new product acquisition costs                     (12)               (13)               (26)               (26)
  Income tax impact of the above adjustments                        135                  5                140                 10
---------------------------------------------------------------------------------------------------------------------------------
Net earnings in accordance with Canadian GAAP                     3,297             11,390              8,619             20,791
=================================================================================================================================

Earnings per share in accordance with Canadian GAAP
Basic                                                              0.07               0.25               0.19               0.46
Diluted                                                            0.07               0.24               0.19               0.45



                                                         March 31, 2005                       September 30, 2004
                                               ----------------------------------    ----------------------------------
                                                          U.S.          Canadian               U.S.          Canadian
                                                          GAAP             GAAP                GAAP            GAAP
                                               ---------------    ---------------    ---------------   ----------------
Balance sheet adjustments                                   $                  $                  $                  $

Current assets                                        163,162            163,162            139,032            139,054
Property, plant and equipment                          32,482             32,482             31,252             31,265
Intangible assets                                     404,352            416,686            407,875            420,235
Goodwill                                               27,467             28,862             27,467             28,862
Deferred debt issue expenses                            3,126              3,126              3,088              3,088
Deferred income tax asset                               1,676              1,676                930                930
Current liabilities                                    53,538             53,538             51,362             51,430
Long-term debt                                        127,184            111,714            127,916            110,203
Deferred income tax liability                          39,267             40,376             38,290             39,376
Shareholders' equity
  Equity component of convertible debt                      -             24,239                  -             24,239
  Capital stock                                       261,200            271,945            260,643            267,288
  Contributed surplus                                   1,110             11,664                  -                  -
  Retained earnings                                   125,541            103,937            112,362            107,671
  Accumulated foreign currency translation
    adjustments                                        24,425             28,581             19,071             23,227



AXCAN PHARMA INC.
Consolidated Balance Sheets
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)


                                                                                             March 31,       September 30
                                                                                                  2005               2004
                                                                                        ---------------    ---------------
ASSETS                                                                                   (unaudited)
                                                                                                     $                  $
Current assets
Cash and cash equivalents                                                                       55,784             22,063
Short-term investments                                                                           4,495             15,922
Accounts receivable                                                                             49,892             46,518
Income taxes receivable                                                                          6,995              9,196
Inventories (Note 4)                                                                            35,670             37,270
Prepaid expenses and deposits                                                                    3,859              3,499
Future income taxes                                                                              6,467              4,586
--------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                           163,162            139,054

Property, plant and equipment, net                                                              32,481             31,265
Intangible assets, net (Note 5)                                                                416,686            420,235
Goodwill, net                                                                                   28,862             28,862
Deferred debt issue expenses, net                                                                3,127              3,088
Future income taxes                                                                              1,676                930
--------------------------------------------------------------------------------------------------------------------------
                                                                                               645,994            623,434
--------------------------------------------------------------------------------------------------------------------------

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities                                                        48,553             47,985
Income taxes payable                                                                             1,921                731
Instalments on long-term debt                                                                    1,793              1,778
Future income taxes                                                                              1,271                936
--------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                       53,538             51,430

Long-term debt                                                                                 111,714            110,203
Future income taxes                                                                             40,376             39,376
--------------------------------------------------------------------------------------------------------------------------
                                                                                               205,628            201,009
--------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Equity component of convertible debt (Note 6)                                                   24,239             24,239
Capital stock                                                                                  271,945            267,288
Contributed surplus                                                                             11,664                  -
Retained earnings                                                                              103,937            107,671
Accumulated foreign currency translation adjustments                                            28,581             23,227
--------------------------------------------------------------------------------------------------------------------------
                                                                                               440,366            422,425
--------------------------------------------------------------------------------------------------------------------------
                                                                                               645,994            623,434
===========================================================================================================================



See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Consolidated Cash Flows
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)
(unaudited)

                                                     For the            For the            For the            For the
                                                     three-month        three-month        six-month          six-month
                                                     period ended       period ended       period ended       period ended
                                                     March 31,          March 31,          March 31,          March 31,
                                                     2005               2004               2005               2004
                                                     ----------------   ---------------    ---------------    ---------------
                                                                   $                 $                  $                  $
Operations
Net earnings                                                   3,297            11,390              8,619             20,791
Non-cash items
  Implicit interest on convertible debt                        1,120             1,024              2,243              2,050
  Amortization of deferred debt issue expenses                   275               258                550                516
  Other depreciation and amortization                          5,342             4,213             10,720              7,949
  Loss (gain) on disposal of assets                                -               (47)                 -                 40
  Foreign currency fluctuation                                  (126)             (120)              (142)              (120)
  Future income taxes                                         (1,891)            1,577             (1,295)             2,875
  Stock-based compensation expense                             1,131                 -              2,431                  -
  Changes in working capital items
    Accounts receivable                                       (2,646)           (2,317)            (2,784)           (11,181)
    Income taxes receivable                                    3,253             1,262              2,571             (1,344)
    Inventories                                                3,418               203              2,293             (8,173)
    Prepaid expenses and deposits                                550               437               (172)              (612)
    Accounts payable and accrued liabilities                   4,825             6,034               (508)             4,648
    Income taxes payable                                        (451)           (5,733)             2,304               (410)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                          18,097            18,181             26,830             17,029
-----------------------------------------------------------------------------------------------------------------------------

Financing
  Repayment of long-term debt                                   (488)             (408)              (957)              (950)
  Deferred debt issue expenses                                     -                 -               (589)                 -
  Issue of shares                                                401             2,389                557              2,824
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                             (87)            1,981               (989)             1,874
-----------------------------------------------------------------------------------------------------------------------------

Investment
  Acquisition of short-term investments                       (1,395)                -             (1,395)                 -
  Disposal of short-term investments                               -             2,030             12,822            128,390
  Disposal of investments                                          -             1,101                  -              1,239
  Acquisition of property, plant and equipment                (1,752)           (4,151)            (3,586)            (6,514)
  Disposal of property, plant and equipment                        -                52                  -                378
  Acquisition of intangible assets                               (14)              (14)               (22)          (145,604)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investment activities                         (3,161)             (982)             7,819            (22,111)
-----------------------------------------------------------------------------------------------------------------------------

Foreign exchange gain (loss) on cash held in
  foreign currencies                                            (114)              (32)                61                199
-----------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash
  equivalents                                                 14,735            19,148             33,721             (3,009)
Cash and cash equivalents, beginning of period                41,049            15,729             22,063             37,886
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                      55,784            34,877             55,784             34,877
============================================================================================================================

Additional information
  Interest received                                              286                64                385                284
  Interest paid                                                  176                72              2,874              3,438
  Income taxes paid                                            2,103            10,421              3,372             11,373
============================================================================================================================



See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual
  Consolidated Financial Statements.


AXCAN PHARMA INC.
Consolidated Earnings
-----------------------------------------------------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)
                                                  For the            For the            For the              For the
                                                  three-month        three-month        six-month            six-month
                                                  period ended       period ended       period ended         period ended
                                                  March 31,          March 31,          March 31,            March 31,
                                                  2005               2004               2005                 2004
                                                  ----------------   ----------------   -----------------    ----------------
                                                                $                  $                   $                   $
REVENUE                                                    63,364             63,213             124,947             120,928
-----------------------------------------------------------------------------------------------------------------------------

Cost of goods sold                                         20,546             14,972              37,391              29,544
Selling and administrative expenses                        21,848             20,021              43,840              38,538
Research and development expenses                           7,921              3,931              13,952               7,646
Depreciation and amortization                               5,342              4,213              10,720               7,949
-----------------------------------------------------------------------------------------------------------------------------
                                                           55,657             43,137             105,903              83,677
-----------------------------------------------------------------------------------------------------------------------------

Operating income                                            7,707             20,076              19,044              37,251
..............................................................................................................................

Financial expenses                                          2,989              2,736               5,899               5,443
Interest income                                              (286)               (58)               (372)               (249)
Loss (gain) on foreign currency                              (207)               264                (440)                348
-----------------------------------------------------------------------------------------------------------------------------
                                                            2,496              2,942               5,087               5,542
-----------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                5,211             17,134              13,957              31,709
Income taxes                                                1,914              5,744               5,338              10,918
-----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                3,297             11,390               8,619              20,791
=============================================================================================================================

Earnings per common share
  Basic                                                      0.07               0.25                0.19                0.46
  Diluted                                                    0.07               0.24                0.19                0.45
=============================================================================================================================

Weighted average number of common shares
  Basic                                                45,599,780         45,188,011          45,582,668          45,105,013
  Diluted                                              46,518,875         55,124,302          46,442,999          50,316,477
=============================================================================================================================


AXCAN PHARMA INC.
Consolidated Retained Earnings
-----------------------------------------------------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)
(unaudited)
                                                  For the            For the            For the              For the
                                                  three-month        three-month        six-month            six-month
                                                  period ended       period ended       period ended         period ended
                                                  March 31,          March 31,          March 31,            March 31,
                                                  2005               2004               2005                 2004
                                                  ----------------   ----------------   -----------------    ----------------
                                                                $                  $                   $                   $
Balance, beginning of period                              100,640             72,612             107,671              63,211
Retroactive adjustment for stock-based
  compensation (Note 2)                                         -                  -             (12,353)                  -
Net earnings                                                3,297             11,390               8,619              20,791
-----------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                    103,937             84,002             103,937              84,002
=============================================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual
  Consolidated Financial Statements.

AXCAN PHARMA INC.
Consolidated Contributed Surplus
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)
(unaudited)
                                                       For the            For the            For the            For the
                                                       three-month        three-month        six-month          six-month
                                                       period ended       period ended       period ended       period ended
                                                       March 31,          March 31,          March 31,          March 31,
                                                       2005               2004               2005               2004
                                                       ---------------    ---------------    ---------------    ---------------
                                                                    $                  $                  $                  $

Balance, beginning of period                                   10,533                  -                  -                  -
Retroactive adjustment for stock-based
compensation (Note 2)                                               -                  -              8,723                  -
Tax benefit from exercise of stock options                          -                  -                510                  -
Stock-based compensation expense                                1,131                  -              2,431                  -
-------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                         11,664                  -             11,664                  -
==============================================================================================================================

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(amounts in tables are stated in thousands of U.S. dollars, except share related data) (unaudited)

1.  Significant Accounting Policies

The accompanying unaudited financial statements are prepared in accordance with Canadian GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2004 except for the change mentioned in note 2. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2004. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. Consolidated financial statements prepared in U.S. dollars and in accordance with U.S. GAAP are available to shareholders and filed with regulatory authorities.

2.  Change in Accounting Policies

     Stock-based compensation

In September and November 2003, the Accounting Board made amendments to CICA Handbook Section 3870 to require that the fair value based method be applied to awards granted to employees, which previously had not been accounted for at fair value. Thus, enterprises are required to account for the effect of such awards in their financial statements for fiscal years beginning on or after January 1, 2004. The Company adopted the fair value based method in its fiscal year 2005 with a retroactive application, without restating prior periods. As at October 1,2004,the retained earnings of the Company have been reduced by $12,353,000, the capital stock has been increased by $4,100,233, the contributed surplus has been increased by $8,722,767 and the income taxes receivable have been increased by $470,000. Stock-based compensation expense charged to the consolidated statement of earnings for the six-month period ended March 31, 2005 was $2,431,258.

If this change in accounting policy had been applied to the previous fiscal year, the Company's net earnings, basic earnings per share and diluted earnings per share for the periods ended March 31, 2004 would have been reduced on a pro-forma basis as follows:


                                     For the three-month period              For the six-month period
                                         ended March 31, 2004                  ended March 31, 2004
                                  ----------------------------------    -----------------------------------
                                   As reported         Pro-forma          As reported         Pro-forma
                                  ---------------    ---------------    ----------------   ----------------
                                               $                  $                   $                  $
Net earnings                              11,390             10,251              20,791             18,682
Basic earnings per share                    0.25               0.23                0.46               0.41
Diluted earnings per share                  0.24               0.22                0.45               0.41



The estimated fair value of granted stock options for the periods ended March 31, 2005 and 2004 using the Black-Scholes model was as follows:


                                    For the            For the            For the            For the
                                    three-month        three-month        six-month          six-month
                                    period ended       period ended       period ended       period ended
                                    March 31,          March 31,          March 31,          March 31,
                                    2005               2004               2005               2004
                                    ----------------   ----------------   ----------------   ----------------

Fair value per option                         $7.45              $8.71              $7.09              $6.34
Assumptions used
  Expected volatility                           43%                44%                43%                44%
  Risk-free interest rate                     3.76%              3.67%              4.08%              4.28%
  Expected options life (years)                   6                  6                  6                  6
  Expected dividend                               -                  -                  -                  -

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(amounts in tables are stated in thousands of U.S. dollars, except share related data) (unaudited)

3.  Product Acquisition

On November 18, 2003, the Company acquired the rights to a group of products from Aventis Pharma S.A. for a cash purchase price of $145,000,000. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. On December 3, 2002, the Company acquired the worldwide rights to Panzytrat enzyme product line from Abbott Laboratories.

During a transition period, the sellers may act as agents for the management of the products sales. For the six-month period ended March 31, 2005, a portion of the sales of some of these products is still managed by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the three-month period ended March 31, 2005 were $1,194,522 ($5,315,913 in 2004), the Company only included in its revenue an amount of $467,078 ($3,440,421 in 2004) representing the net sales less cost of goods sold and other seller related expenses.

4. Inventories

                                                     March 31,    September 30,
                                                         2005             2004
                                               ----------------   --------------
                                                            $                 $

Raw materials and packaging material                  11,176            10,311
Work in progress                                       1,890             1,781
Finished goods                                        22,604            25,178
--------------------------------------------------------------------------------
                                                      35,670            37,270
================================================================================


5. Intangible Assets


--------------------------------------------------------------------------------
                                                   March 31, 2005
--------------------------------------------------------------------------------
                                                    Accumulated
                                    Cost           amortization           Net
--------------------------------------------------------------------------------
                                           $                  $                $
Trademarks, trademark licenses
and manufacturing rights with a:
  Finite life                      352,919             38,502           314,417
Indefinite life                    114,686             12,417           102,269
--------------------------------------------------------------------------------
                                   467,605             50,919           416,686
================================================================================
-------------------------------------------------------------------------------
                                                   September 30, 2004
--------------------------------------------------------------------------------
                                                     Accumulated
                                      Cost           amortization           Net
-------------------------------------------------------------------------------
                                          $                  $                 $
Trademarks, trademark licenses
and manufacturing rights with a:
  Finite life                      292,863             30,338           262,525
  Indefinite life                  170,127             12,417           157,710
--------------------------------------------------------------------------------
                                   462,990             42,755           420,235
================================================================================

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(amounts in tables are stated in thousands of U.S. dollars, except share related data) (unaudited)


5.  Intangible Assets (continued)

The cost of the product PANZYTRAT has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to this product and resulting in the modification of its useful life. The net cost of this product as of October 1, 2004, which amounted to $56,817,802, is therefore amortized over a 25-year period.


6.  Equity Component of Convertible Debt

The Company issued convertible subordinated notes for $125,000,000 on March 5, 2003. According to the features of this debt, an amount of $24,238,899, representing the estimated value of the right of conversion, was included in the shareholders' equity as equity component of convertible debt and an amount of $100,761,101 was included in the long-term debt as liability component of convertible debt. As of September 30, 2004, implicit interest of 9.17% and totaling $6,526,246 was accounted for and added to the liability component. For the six-month period ended March 31, 2005, implicit interest in the amount of $2,242,724 ($2,049,057 in 2004) was accounted for and added to the liability component.

7.  Segmented Information

The Company considers that it operates in a single reportable segment, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.



The Company operates in the following geographic areas:


                                               For the            For the            For the           For the
                                               three-month        three-month        six-month         six-month
                                               period ended       period ended       period ended      period ended
                                               March 31,          March 31,          March 31,         March 31,
                                               2005               2004               2005              2004
                                               ---------------    ---------------    ---------------   ----------------
                                                            $                  $                  $                  $
Revenue
  Canada
    Domestic sales                                    7,710              6,865             16,900             13,417
    Foreign sales                                         -                  -                  -                  -
  United States
    Domestic sales                                   39,100             41,958             76,128             79,769
    Foreign sales                                     1,182              1,363              2,339              1,363
  Europe
    Domestic sales                                   12,525             11,898             24,268             24,693
    Foreign sales                                     2,769              1,060              5,192              1,589
  Other                                                  78                 69                120                 97
--------------------------------------------------------------------------------------------------------------------------
                                                     63,364             63,213            124,947            120,928
==========================================================================================================================

                                                                                          March 31,         September 30,
                                                                                               2005               2004
                                                                                     ---------------   ----------------
                                                                                                  $                  $
Property, plant, equipment, intangible assets and goodwill
  Canada                                                                                    44,384             44,676
  United States                                                                            129,890            131,602
  Europe                                                                                   265,803            265,431
  Other                                                                                     37,953             38,653
-----------------------------------------------------------------------------------------------------------------------
                                                                                           478,030            480,362
==========================================================================================================================

Revenue is attributed to geographic segments based on the sales country of origin.

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(amounts in tables are stated in thousands of U.S. dollars, except share related data) (unaudited)


8. Financial Information Included in the Consolidated Statement of Earnings

a) Financial expenses

                                                  For the            For the            For the            For the
                                                  three-month        three-month        six-month          six-month
                                                  period ended       period ended       period ended       period ended
                                                  March 31,          March 31,          March 31,          March 31,
                                                  2005               2004               2005               2004
                                                  ----------------   ---------------    ---------------    ---------------
                                                                $                 $                  $                  $

Interest on long-term debt                                  2,568             2,370              5,125              4,778
Bank charges                                                   41                61                 48                 85
Financing fees                                                105                47                176                 64
Amortization of deferred debt issue expenses                  275               258                550                516
--------------------------------------------------------------------------------------------------------------------------
                                                            2,989             2,736              5,899              5,443
==========================================================================================================================




b) Selling and administrative expenses

Selling and administrative expenses include the followings:


                                                  For the            For the            For the            For the
                                                  three-month        three-month        six-month          six-month
                                                  period ended       period ended       period ended       period ended
                                                  March 31,          March  31,         March 31,          March 31,
                                                  2005               2004               2005               2004
                                                  ----------------   ---------------    ---------------    ---------------
                                                                $                 $                  $                  $

Shipping and handling expenses                              1,271             1,245              2,275              2,225
Advertising expenses                                        4,104             3,377              8,729              6,220




c) Other information


                                                  For the            For the            For the            For the
                                                  three-month        three-month        six-month          six-month
                                                  period ended       period ended       period ended       period ended
                                                  March 31,          March 31,          March 31,          March 31,
                                                  2005               2004               2005               2004
                                                  ----------------   ---------------    ---------------    ---------------
                                                                $                 $                  $                  $

Rental expenses                                               287               274                574                548
Depreciation of property, plant and equipment               1,298               793              2,599              2,043
Amortization of intangible assets                           4,044             3,420              8,121              5,906
Investiments tax credits applied against
research and development expenses                             546               104              1,081                322


AXCAN PHARMA INC.

Notes to Consolidated Financial  Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(amounts in tables are stated in thousands of U.S. dollars, except share related data) (unaudited)

8. Financial Information Included in the Consolidated Statement of Earnings (continued)

d)   Earnings per common share

The following tables reconcile the numerators and the denominators of the basic and diluted earnings per common share computations:


                                                     For the             For the             For the            For the
                                                     three-month         three-month         six-month          six-month
                                                     period ended        period ended        period ended       period ended
                                                     March 31,           March 31,           March 31,          March 31,
                                                     2005                2004                2005               2004
                                                     ----------------    ----------------    ---------------    ---------------
                                                                   $                   $                  $                  $
Net income available to common shareholders
  Basic                                                       3,297              11,390              8,619             20,791
  Financial expenses relating to the convertible
    subordinated notes                                            -               2,024                  -              2,024
-------------------------------------------------------------------------------------------------------------------------------
Net income available to common shareholders
  on a diluted basis                                          3,297              13,414              8,619             22,815
===============================================================================================================================


                                                      For the            For the           For the            For the
                                                      three-month        three-month       six-month          six-month
                                                      period ended       period ended      period ended       period ended
                                                      March 31,          March 31,         March 31,          March 31,
                                                      2005               2004              2005               2004
                                                      ----------------   ----------------  ----------------   ----------------
                                                      ----------------   ----------------  ----------------   ----------------

Weighted average number of common shares
  Weighted average number of common shares
    outstanding                                            45,599,780         45,188,011        45,582,668         45,105,013
  Effect of dilutive stock options                            919,095          1,012,178           860,331            773,790
  Effect of dilutive convertible subordinated notes                 -          8,924,113                 -          4,437,674
------------------------------------------------------------------------------------------------------------------------------
Adjusted weighted average number of common
  shares outstanding                                       46,518,875         55,124,302        46,442,999         50,316,477
==============================================================================================================================
------------------------------------------------------------------------------------------------------------------------------
Number of common shares outstanding at the
 end of the period                                                                              45,618,251         45,328,102
==============================================================================================================================
------------------------------------------------------------------------------------------------------------------------------
Number of common shares outstanding as at April 30, 2005                                       45,620,283
==============================================================================================================================


Options to purchase 271,200 and 404,950 common shares were outstanding as at March 31, 2005 and 2004 respectively but were not included in the computation of diluted earnings per share for the six-month periods ended March 31, 2005 and 2004 respectively, because the exercise price of the options was greater than the average market price of the common shares.

AXCAN PHARMA INC.

Notes to Consolidated Financial  Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(amounts in tables are stated in thousands of U.S. dollars, except share related data) (unaudited)

8. Financial Information Included in the Consolidated Statement of Earnings (continued)

d)   Earnings per common share (continued)

The $125.0 million subordinated notes are convertible into 8,924,113 common shares. The noteholders may convert their notes during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The noteholders may also convert their notes during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. Finally, the notesholders may also convert their notes upon the occurrence of specified corporate transactions or, if the company has called the notes for redemption. On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following some changes in tax treatment.

e)  Employee benefit plan

A subsidiary of the Company has a defined contribution plan ("The Plan") for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay and up to limits set by the U.S. Internal Revenue Service. For the six-month period ended March 31, 2005, the Company made matching contributions to the Plan totalling $272,185 ($151,943 in 2004).